FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.  Notwithstanding the foregoing, information contained in the attached press release in and under the headings “About Reducol” and “About Tesco Stores Ltd.” and on the websites at www.reducol.com, and Tesco.com are not incorporated by reference in the prospectus.   Information contained in the attached press release contains forward looking information.

“A Life Sciences Company”

For Immediate Release	August 8, 2006

Forbes Medi-Tech Announces Progress in Pharmaceutical Development and Expansion of Reducol™-Based Products at UK’s Largest Retailer, Tesco Stores Ltd.

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced that the Company is on track to achieve its 2006 core objectives in both pharmaceutical development and its revenue generating ingredient business.

The Company’s US Phase II trial for its cholesterol-lowering drug, FM-VP4, is on track for completion for the end of the third quarter with top-line results anticipated to be released in the fourth quarter. As previously announced, the primary efficacy objective of this trial is to determine the effect of two doses of FM-VP4, 450mg and 900mg, given for 12 weeks, compared to placebo, on low density lipoprotein-cholesterol (LDL-C). The goal of this trial is to demonstrate a minimum of 15% reduction from baseline in LDL-C at Week 12.The market for cholesterol absorption inhibitors is illustrated by the success of Zetia, from Merck/Schering, with over $1.4 billion in sales in 2005. In addition, the Company continues to work on its in-house library of compounds while actively seeking early and mid-stage compounds for potential in-licensing in order to establish a more comprehensive pharmaceutical pipeline.

The Company’s revenue-generating ingredient business is gaining additional attention this week with the launch of Heartfelt Plus Natural Cheese with Reducol™ through UK’s largest retailer, Tesco Stores Ltd (Tesco). Heartfelt Plus is the first cheddar cheese in the UK to combine both low-fat and cholesterol-lowering benefits. The product is expected to complete distribution and be on store shelves within 7 to 10 days.

Forbes has made tremendous strides in expanding its consumer market in Europe as Reducol™ products can now be found in a number of different European countries including major retailers in Finland, the Netherlands and the United Kingdom.

As with previously announced launches this year, revenue from this new business is incorporated into the Company’s revenue guidance announced in March 2006.

“The progress of both pharmaceutical and food product development initiatives is encouraging,” said Charles Butt, President and CEO of Forbes Medi-Tech.  “The launch of Heartfelt Plus demonstrates Tesco’s commitment to expanding the range of cholesterol-lowering products and Forbes’ ability to develop unique products with distinct competitive advantages. Similarly, successful results of the FM-VP4 trial would further enhance the Company’s development program and help attract potential licensing opportunities from international pharmaceutical companies.”

About Reducol™

Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, or “Sterols”.  The combination of a prudent diet and consumption of products containing the recommended amount of Reducol™ may help consumers lower their cholesterol by up to 24%. Additional information on Reducol™ can be found at www.reducol.com

About Tesco Stores Ltd

Tesco is the UK's largest retailer. Tesco has reached this position through its four-part strategy for growth:

1. Tesco focuses on a strong core UK business by offering customers excellent value, choice and convenience.

2. Tesco aims to be as strong in non-food as it is in food.

3. Tesco follows the customer into new areas of retailing services such as financial services (Tesco Personal Finance), internet shopping (Tesco.com) and telephony (Tesco telecom).

4. Tesco wants to be an international retailer with a long term strategy for growth.

The Tesco Group reported GBP$37.1 billion in sales for FY2005. It has 2,318 stores and employs 326,000 people in the 12 countries in which it operates. In Europe, outside the UK, it operates in Ireland, Hungary, Poland, Czech Republic, Slovakia and Turkey where it has 261 stores and 55,000 employees. In Asia it has 179 stores and 34,000 employees across its businesses in Thailand, South Korea, Taiwan, Malaysia and Japan. It is the market leader in 6 of the countries it trades in. Wherever it operates it has one core purpose "Creating value for customers to earn their lifetime loyalty" and two values "No-one tries harder for customers"; "Treat people how we like to be treated" that directs how it operates.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that CVD savvy consumers, healthcare professionals and specialized CVD research and healthcare institutions; will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

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For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release contains other forward-looking statements regarding the Company and its business, which statements can be identified by the use of forward-looking terminology such as “to achieve”, “objective”, “goal”, “to demonstrate”, “continues, “seeking”, “expanding”, “aims”, and “dedicated”.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including uncertainty whether the Company’s products will be added to any additional foods or dietary supplements for commercial sale; uncertainty regarding market acceptance and demand for the Company’s products; the need for new customers;  product development risks; research and development risks; uncertainty whether the Company will realize is strategies and vision; intellectual property risks; manufacturing risks and the need to manufacture to regulatory standards; product liability and insurance risks;  the effect of competition; and the Company’s need for future funding; any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  See the Company’s reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements.  The Company assumes no obligation to update the information contained in this News Release.